For Release at 5:00 p.m.
                                                         Monday, March 1, 1999

                               PRESS RELEASE

                               HOLLINGER INC.

                      HOLLINGER 1998 YEAR END RESULTS

          TORONTO, March 1, 1999 -- Hollinger Inc., (TSE, ME, VSE:HLG.C;
Nasdaq: HLGCF) today announced its consolidated financial results for the year ended December 31, 1998 with comparison to the year ended December 31, 1997.


                                                                            Per Retractable Common Share
                      Three Months Ended       Year Ended            Three Months Ended     Year Ended
                        December 31            December 31            December 31           December 31
                      1998         1997        1998       1997       1998        1997       1998       1997
                      ----         ----        ----       ----       ----        ----       ----       ----
                             (Millions of Cdn. Dollars)                            (Cdn. Dollars)

Total revenue         929.3        875.5      3,361.6    3,130.8      n/a        n/a         n/a        n/a
EBITDA                213.3        222.8        699.0      683.6      n/a        n/a         n/a        n/a
Net earnings (loss)    52.0         (5.4)       111.5      171.3     $1.58      $(0.12)     $3.35     $2.94


     For more information, please call:

     J. A. Boultbee                Marianne Godwin
     Executive Vice-President      Vice-President
       and CFO                     Strategic and Corporate Development
     Hollinger Inc.                Hollinger Inc.
     (416) 363-8721               (416) 363-8721


                                   -more-

                               HOLLINGER INC.
                     CONSOLIDATED STATEMENT OF EARNINGS
                                  ($000's)


                                                        Three Months Ended December 31               Year Ended December 31
                                                           1998                 1997                1998               1997
                                                         --------             --------           ----------         ----------
Revenue
   Sales                                                 $919,668             $873,178           $3,339,187         $3,116,869
   Investment and other income                              9,674                2,291               22,464             13,888
                                                         --------             --------           ----------         ----------
                                                          929,342              875,469            3,361,651          3,130,757
                                                         --------             --------           ----------         ----------
Expenses
    Cost of sales and expenses                            706,364              650,335            2,640,176          2,433,232
    Depreciation and amortization                          55,367               66,647              209,498            209,843
    Interest on long-term debt                             44,291               44,707              182,038            157,532
    Other interest                                         14,673               17,010               51,840             37,436
                                                         --------             --------           ----------         ----------
                                                          820,695              778,699            3,083,552          2,838,043
                                                         --------             --------           ----------         ----------
Net earnings (loss) in equity accounted companies
    Before net unusual items                                  177                  392                 (616)             1,566
    Net unusual items                                          -                     -                   -               7,345
                                                         --------             --------           ----------         ----------
                                                              177                  392                 (616)             8,911
                                                         --------             --------           ----------         ----------
Net foreign currency losses                                (3,596)              (4,251)              (2,230)            (3,080)
                                                         --------             --------           ----------         ----------
Earnings before the undernoted                            105,228               92,911              275,253           298,545
    Unusual items                                          (4,685)             (10,900)             404,519           165,213
    Income taxes                                          (11,573)             (62,478)            (300,929)         (163,307)
    Minority interest                                     (36,994)             (24,961)            (267,358)         (129,165)
                                                         --------             --------           ----------         ----------
    Net earnings                                         $ 51,976             $ (5,428)          $  111,485         $ 171,286
                                                         ========             ========           ==========         ==========

Earnings before unusual items, income taxes and minority interest were $275.3 million for the year ended December 31, 1998 compared to $298.5 million for 1997.

Operating results, in particular at Southam and The Telegraph, continued to improve in 1998. However, these improved results were reduced by dividends on the Series I and II exchangeable Non-Voting Preference Shares. These dividends are required to be disclosed as interest expense under accounting rules for financial instruments. The dividends on the common shares that the preference shares replaced had no effect on net earnings.

Unusual items in the fourth quarter of 1998 consisted principally of the write-off of the National Post launch costs, an adjustment to the gains at Southam on the sale of the Kitchener and Hamilton papers, an accounting gain on the sale of Hollinger International shares, and a provision against the cost of an investment.

Unusual items in the fourth quarter of 1997, consisted primarily of severence costs and the write-off of financing fees.

More detailed information about the operations of Hollinger International Inc., and its divisions and subsidiaries may be found in their press release dated March 1, 1999.

                                  -more-

HOLLINGER INC.
CONSOLIDATED BALANCE SHEET

(in thousands of dollars)                           December 31
                                               1998            1997
                                               ----            ----
ASSETS
Current assets                             $  128,061      $  158,868
Cash                                          584,503         519,123
Accounts receivable                            56,294          48,713
                                           ----------      ----------
Inventory                                     768,858         726,704

Other investments                              75,242          50,054
Capital assets                              4,129,445       3,586,945
Goodwill and other assets                     730,956         612,693
                                           ----------      ----------
                                           $5,704,501      $4,976,396
                                           ==========      ==========
LIABILITIES
Current liabilities
Bank indebtedness                          $  232,128      $   48,839
Accounts payable and accrued expenses         792,669         525,238
Income taxes payable                            2,465          38,897
Current portion of long-term debt             183,150          77,002
Exchangeable shares                           496,766         146,547
                                           ----------      ----------
                                            1,707,178         836,523
                                           ----------      ----------
Long-term debt                              2,229,599       2,079,646
Exchangeable shares                            51,038         416,685
Convertible instruments                         -             294,672
                                           ----------      ----------
                                            3,987,815       3,627,526
                                           ----------      ----------

MINORITY INTEREST AND DEFERRED CREDITS      1,783,854       1,440,730
SHAREHOLDERS' EQUITY                       ----------      ----------
Capital stock                                 239,963         172,903
Convertible instruments                          -             28,032
Deficit                                      (305,710)       (292,271)
                                           ----------      ----------
                                              (65,747)        (91,336)
                                           ----------      ----------
Equity adjustment from foreign currency
 translation                                   (1,421)           (524)
                                           ----------      ----------
                                              (67,168)        (91,860)
                                           ----------      ----------
                                           $5,704,501      $4,976,396
                                           ==========      ==========